<SEC-DOCUMENT>
<SEQUENCE>1
<FILENAME>FormRW.txt


                           EMISSION CONTROL INC.
                       Suite 1250, 520-5th. Ave., SW
                     Calgary, Alberta, T2P 3R7, Canada
                  Tel: (403) 461-8425 Fax: (403) 206-2439
                              April 13, 2004


                    SECURITIES AND EXCHANGE COMMISSION
                           450 Fifth Street N.W.
                          Washington, D.C. 20549

                          Re: Emission Control Inc.
           Registration Statement on Form SB-2 (File No. 333-113121)
                           Filed February 27, 2004
                 Registration Statement Withdrawal Request


VIA EDGAR

Mr. John D. Edwards
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Mail Stop 0304
Washington, D.C. 20549


Dear Mr. Edwards:

Emission Control Inc. (the "Company")hereby requests withdrawal of its Registration Statement on Form SB-2 (File No. 333-113121) (the "Registration Statement") pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). The Company filed the Registration Statement pursuant to a plan to distribute certain shares of the Company's common stock owned by its parent company, Puroil Technology Inc., ("Puroil") as a dividend to shareholders of Puroil.

Puroil has now changed its plans and has elected not to pursue the distribution of these shares of the Company to the shareholders of Puroil. Puroil Technology Inc., has no objection to the withdrawal of the Registration Statement. No securities have been distributed pursuant to the Registration Statement.

Based on the foregoing, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at the address above and to Richard T. Ludlow, Esq., Poulton & Yordan, Attorneys at Law, 136 East South Temple, Suite 1700-A Salt Lake City, UT 84111. Fax: (801) 355-2990.

Respectfully,

                                           EMISSION CONTROL INC.

                                  By:      /s/ James Durward
                                     ----------------------------------
                                     Name:    James Durward
                                     Title:   Chairman, President, and
                                              Chief Financial Officer


</SEC-DOCUMENT>